UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

QIAGEN N.V.

Form 6-K

2

OTHER INFORMATION

On July 30, 2007, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) announced the successful completion of its acquisition of Digene Corporation (Nasdaq: DIGE). QIAGEN completed the acquisition through a tender offer and subsequent merger of Digene with and into a wholly owned subsidiary of QIAGEN. Following the completion of the merger, Digene became a wholly owned subsidiary of QIAGEN’s subsidiary QIAGEN North American Holdings, Inc. This report on Form 6-K is intended to furnish certain historical pre-acquisition audited financial statements of Digene. More current information relating to the acquired business and to QIAGEN’s financial information subsequent to the acquisition are included in reports on Form 6-K and Form 20-F of QIAGEN.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: September 22, 2009

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Audited Consolidated Financial Statements of Digene Corporation

• Report of Independent Registered Public Accounting Firm
• Consolidated Balance Sheets
• Consolidated Statements of Operations
• Consolidated Statements of Stockholders’ Equity
• Consolidated Statements of Cash Flows
• Notes to Consolidated Financial Statements

99.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm of Digene Corporation

5

Exhibit 99.1

FINANCIAL STATEMENTS

DIGENE CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of

QIAGEN N.V. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Digene Corporation (the “Company”) as of June 30, 2006 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Digene Corporation at June 30, 2006 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, effective July 1, 2005 the Company changed its method of accounting for share-based compensation.

/s/ Ernst & Young LLP

McLean, Virginia

November 20, 2007

DIGENE CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	June 30,
	2006	2007
ASSETS
Current assets:
Cash and cash equivalents	$24,004	$47,880
Short-term investments	115,253	159,056
Accounts receivable, less allowance of approximately $363 and $441 at June 30, 2006 and 2007, respectively	27,665	35,785
Inventories, net	6,307	10,681
Prepaid expenses and other current assets	3,718	3,515
Deferred tax asset, current	4,275	5,411

Total current assets	181,222	262,328

Property and equipment, net	33,935	41,483
Deposits and other assets	5,981	5,020
Deferred tax asset, less current portion	10,748	11,977

Total assets	$231,886	$320,808

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$10,716	$28,042
Accrued expenses	11,030	10,251
Accrued payroll	11,190	18,401
Current portion of long-term debt and lease obligation	1,445	1,895

Total current liabilities	34,381	58,589

Deferred rent	246	306
Long-term debt, less current portion	450	330
Lease obligation, less current portion	19,323	21,986

Minority interest	440	540

Stockholders’ equity:
Preferred Stock, $0.10 par value, 1,000,000 shares authorized, no shares issued and outstanding	—	—
Common Stock, $0.01 par value, 50,000,000 shares authorized, 23,243,586 and 24,568,779 shares issued and outstanding at June 30, 2006 and 2007, respectively	232	246
Additional paid-in capital	229,996	283,904
Accumulated other comprehensive income	692	1,599
Accumulated deficit	(53,874)	(46,692)

Total stockholders’ equity	177,046	239,057

Total liabilities and stockholders’ equity	$231,886	$320,808

See accompanying notes.

DIGENE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for per share data)

	Year Ended June 30,
	2005	2006	2007
Revenues:
Product sales	$113,219	$150,828	$202,495
Other	1,923	2,060	2,126

Total revenues	115,142	152,888	204,621

Costs and expenses:
Cost of product sales	20,128	21,888	26,737
Royalty and technology	5,394	7,572	10,538
Research and development	12,964	17,922	26,246
Selling and marketing	45,933	62,815	70,407
General and administrative	20,265	26,294	58,436
Patent litigation settlements	21,500	—	—

Total costs and expenses	126,184	136,491	192,364

Income (loss) from operations	(11,042)	16,397	12,257

Other income (expense):
Interest income	808	3,808	8,638
Interest expense	(37)	(803)	(1,633)
Other income (expense)	(116)	(48)	274

Total other income (expense)	655	2,957	7,279

Income (loss) from operations before minority interest and provision for (benefit from) income taxes	(10,387)	19,354	19,536

Minority Interest	(353)	(142)	(156)

Income (loss) from operations before income taxes	(10,740)	19,212	19,380

Provision for (benefit from) income taxes	(2,573)	10,773	12,198

Net income (loss)	$(8,167)	$8,439	$7,182

Basic net income (loss) per share	$(0.41)	$0.39	$0.30

Diluted net income (loss) per share	$(0.41)	$0.38	$0.29

Weighted average shares outstanding
Basic	19,965	21,769	23,950

Diluted	19,965	22,215	24,463

See accompanying notes.

DIGENE CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands)

	Common Stock				Accumulated Other Comprehensive Income
	Shares	Amount	Additional Paid-In Capital	Deferred Stock Compensation		Accumulated Deficit	Total Stockholders’ Equity
Balance at June 30, 2004	19,884	$198	$139,637	$(163)	$537	$(54,146)	$86,063
Comprehensive loss:
Foreign currency translation	—	—	—	—	37	—	37
Unrealized gain on available for-sale securities, net of income tax benefit of $33	—	—	—	—	27	—	27
Net loss	—	—	—	—	—	(8,167)	(8,167)

Comprehensive loss							(8,103)
Exercise of Common Stock options	153	2	1,530	—	—	—	1,532
Compensatory stock options earned by non-employees	—	—	(253)	163	—	—	(90)

Balance at June 30, 2005	20,037	$200	$140,914	$—	$601	$(62,313)	$79,402
Comprehensive income:
Foreign currency translation	—	—	—	—	220	—	220
Unrealized loss on available for-sale securities, net of income tax benefit of $109	—	—	—	—	(129)	—	(129)
Net income	—	—	—	—	—	8,439	8,439

Comprehensive income							8,530
Exercise of Common Stock options	907	9	16,711	—	—	—	16,720
Public offering of Common Stock	2,300	23	60,056	—	—	—	60,079
Tax benefit from stock-based compensation in excess of book deductions	—	—	6,634	—	—	—	6,634
Stock-based compensation expense	—	–	5,681	—	—	—	5,681

Balance at June 30, 2006	23,244	$232	$229,996	$—	$692	$(53,874)	$177,046
Comprehensive income:
Foreign currency translation	—	—	—	—	683	—	683
Unrealized gain on available for-sale securities, net of income tax expense of $26	—	—	—	—	224	—	224
Net income	—	—	—	—	–	7,182	7,182

Comprehensive income Exercise of Common Stock options and employee stock plan activity	1,325	14	32,798	—	—	—	8,089 32,812
Tax benefit from stock-based compensation in excess of book deductions	—	—	13,948	—	—	—	13,948
Stock-based compensation expense	—	—	7,162	—	—	—	7,162

Balance at June 30, 2007	24,569	$246	$283,904	$—	$1,599	$(46,692)	$239,057

See accompanying notes.

DIGENE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended June 30,
	2005	2006	2007
Operating activities
Net income (loss)	$(8,167)	$8,439	$7,182
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,490	4,767	7,616
Loss on disposal of fixed assets	260	209	177
Stock-based compensation expense	(89)	5,681	7,162
Inventory reserves	(308)	434	(662)
Allowance for doubtful accounts	(312)	75	78
Deferred tax benefit	(2,867)	9,485	11,450
Incremental tax benefit from exercise of non-qualified stock options	—	(3,733)	(4,026)
Minority interest	353	142	156
Changes in operating assets and liabilities:
Accounts receivable	(2,369)	(5,764)	(7,694)
Inventories	1,317	503	(3,659)
Prepaid expenses and other current assets	(781)	(535)	259
Deposits and other assets	(89)	(232)	4,660
Accounts payable	2,174	2,875	17,088
Accrued expenses	8,204	(1,044)	(1,005)
Accrued payroll	464	5,298	7,106
Deferred rent	284	(517)	61

Net cash provided by operating activities	2,564	26,083	45,949

Investing activities
Purchases of short-term investments	(23,900)	(197,449)	(332,523)
Sales and maturities of short-term investments	38,308	112,285	289,078
Capital expenditures	(5,218)	(9,075)	(14,178)
Purchase of intangibles	—	(3,500)	—

Net cash provided by (used in) investing activities	9,190	(97,739)	(57,623)

Financing activities
Net proceeds from issuance of Common Stock	—	60,079	—
Proceeds from issuance of Common Stock under equity incentive plans	1,532	16,720	32,812
Excess tax benefits from stock based compensation	—	3,733	4,026
Principal payments of long-term debt	(1,459)	(603)	(1,606)

Net cash provided by financing activities	73	79,929	35,232
Effect of exchange rate changes on cash and cash equivalents	(117)	(59)	318
Net increase in cash and cash equivalents	11,710	8,214	23,876
Cash and cash equivalents at beginning of year	4,080	15,790	24,004

Cash and cash equivalents at end of year	$15,790	$24,004	$47,880

Supplemental cash flow information
Interest paid	$46	$803	$1,539

Income taxes paid	$202	$298	$1,150

See accompanying notes.

Notes to Consolidated Financial Statements

1.	Organization and Nature of Operations

Digene Corporation (the “Company” or “Digene”) was incorporated as a Delaware corporation in 1987. The Company develops, manufactures and markets its proprietary gene-based testing systems for the screening, monitoring and diagnosis of human diseases. The Company has applied its proprietary Hybrid Capture® technology to develop a diagnostic test for human papillomavirus (“HPV”), which is the primary cause of cervical cancer and is found in greater than 99% of all cervical cancer cases. Digene’s product portfolio also includes gene-based tests for the detection of chlamydia, gonorrhea, hepatitis B virus (“HBV”), and cytomegalovirus (“CMV”).

In June 1996, the Company entered into a joint venture agreement with a Brazilian national to establish Digene do Brasil LTDA, a majority-owned subsidiary of the Company.

In April 2002, the Company established a wholly-owned subsidiary, Digene UK (Holdings) Limited, as a holding company for most of its European subsidiaries. Digene UK (Holdings) Limited owns all the outstanding shares of Digene (UK) Limited, Digene Deutschland GmbH, Digene (France) SAS and Digene Italia s.r.l., which were organized in April, May, August and October 2002, respectively, and of Digene Diagnostics S.L. (Spain), which was organized in June of 2003. In July 2002, the Company also organized Digene (Switzerland) Sarl, all of the outstanding shares of which are owned by Digene. Through these entities and the use of local distributors and agents, Digene markets and distributes the Company’s products throughout Europe.

On July 30, 2007, the Company merged with and into Energy Merger Sub, Inc., a wholly owned subsidiary of QIAGEN N.V. (the “Merger”). The transaction completed the acquisition of Digene by QIAGEN, pursuant to the Agreement and Plan of Merger, dated as of June 3, 2007 (the “Merger Agreement”), by and between QIAGEN, QIAGEN North American Holdings, Inc., QIAGEN MERGER SUB, LLC and Digene.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Digene and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements. These estimates include assessing the collectibility of accounts receivable and valuation of inventories and long-lived assets and the provision for warranty obligations. Actual results could differ from those estimates.

Foreign Currencies

The local currency is the functional currency for all of the Company’s international subsidiaries and, as such, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year. Translation adjustments resulting from this process are charged or credited to a component of other comprehensive income (loss). Certain transaction gains and losses on intercompany activity for which settlement is not planned in the foreseeable future are included as a separate component of stockholders’ equity in accumulated other comprehensive income (loss) in the accompanying balance sheets.

Cash and Cash Equivalents

Cash equivalents, which are stated at cost, consist of highly liquid investments with original maturities of three months or less when acquired.

Short-Term Investments

Short-term investments consist of corporate and various government agency debt securities, which mature in one year or less. Management classifies the Company’s short-term investments as available-for-sale. Such securities are stated at market value, with any material unrealized holding gains or losses reported, net of any tax effects, as accumulated other comprehensive income (loss), which is a separate component of stockholders’ equity. Realized gains and losses and declines in value judged to be other than temporary, if any, are included in results of operations. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in fair value, which is charged to earnings in that period, and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related available-for-sale security. Dividend and interest income are recognized as interest income when earned. The cost of securities sold is calculated using the specific identification method. The Company places all investments with highly rated financial institutions.

Trade Receivables

Trade receivables are reported in the Consolidated Balance Sheets at outstanding principal less any charge offs and the allowance for doubtful accounts. The Company charges off uncollectible receivables against the allowance for doubtful accounts when the likelihood of collection is remote. Generally, the Company considers receivables past due 30 days subsequent to the billing date. The Company performs ongoing credit evaluations of its customers and generally extends credit without requiring collateral. Allowances are established for estimated uncollectible amounts, product returns and discounts. The Company maintains an allowance for doubtful accounts, which is determined based on historical experience, existing economic conditions and management’s expectations of losses. Losses have historically been minimal and within management’s expectations. As of June 30, 2006 and 2007, the Company had an allowance for doubtful accounts of approximately $363,000 and $441,000, respectively.

Segment Information

The Company operates one business segment that develops, manufactures and markets proprietary gene-based tests for the detection, screening and monitoring of human diseases. Revenue by geographic location is presented in Note 11.

Concentration of Credit Risk and Financial Instruments

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and short-term investments. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions and its short-term investments consist of U.S. government agency and high-grade corporate debt securities. Management believes that the financial risks associated with its cash and cash equivalents and short-term investments are minimal.

Fair Value of Financial Instruments

The fair value of the Company’s accounts receivable, other current assets, accounts payable and accrued liabilities approximate their carrying amount due to the relatively short maturity of these items. The fair value of debt approximates its carrying amount as of June 30, 2006 and 2007 based on rates currently available to the Company for debt with similar terms and maturities.

Significant Suppliers

Several key components of the Company’s products come from, or are manufactured for the Company by, a single supplier or a limited number of suppliers. This applies in particular to three components: chemiluminescent substrates used to create a chemical reaction that generates light in connection with the Hybrid Capture signal amplified molecular technology, the Rapid Capture System that serves as the automation platform developed for large-scale diagnostic testing using the Hybrid Capture technology, and the 96-well microplate used by laboratories to run the Company’s diagnostic test products.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using a weighted-average approach, which approximates actual cost. The reserve for inventory obsolescence is based on management’s review of inventories on hand compared to estimated future usage and sales, shelf-life and assumptions about the likelihood of obsolescence.

Property and Equipment

Property and equipment, including leasehold improvements, are stated at cost and depreciated or amortized using the straight-line method over the estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the related lease term, including any lease term extensions that the Company has the right and intention to execute, or the useful life. Construction in-process relates to the assets acquired to facilitate expansion and redesign of the Company’s Gaithersburg, Maryland facility. Repairs and maintenance expenditures are charged to operations as incurred.

Intangible Assets

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“Statement 142”), intangible assets that the Company acquires are initially recognized and measured based on their fair value. The Company uses the present value technique of estimated future cash flows to measure the fair value of assets at the date of acquisition. Those cash flow estimates incorporate assumptions based on historical experience with selling similar products in the market place. In accordance with Statement 142, the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.

Intangible assets deemed to have an indefinite useful life are reviewed for impairment in the fourth quarter of each fiscal year or when events or changes in circumstances indicate that the asset may be impaired. The Company reviewed the value of the intangible assets, which are included in deposits and other assets in the Consolidated Balance Sheets, in the fourth quarter of fiscal year 2006 and 2007 and did not note any circumstances which would warrant an adjustment to the recorded value.

Impairment of Long-Lived Assets and Recoverability of Intangibles

The Company periodically evaluates the recoverability of the carrying value of its long-lived assets and identifiable intangibles whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Examples of events or changes in circumstances that indicate that the recoverability of the carrying value of the assets should be assessed include, but are not limited to, the following: a significant decrease in the market value of an asset, a significant change in the extent or manner in which an asset is used or a significant physical change in an asset, a significant adverse change in legal factors or in the business climate that could affect the value of an asset or an adverse action or assessment by a regulator, an accumulation of costs significantly in excess of the amount originally expected to acquire or construct an asset, and/or a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with an asset used for the purpose of producing revenue. The Company considers historical performance and anticipated future results in its evaluation of potential impairment. Accordingly, when indicators of impairment are present, the Company would evaluate the carrying amount of these assets in relation to the operating performance of the business and estimated future undiscounted cash flows associated with the asset. If a write-down is required, the Company would prepare a discounted cash flow analysis to determine the amount of the write-down. No such impairment losses have been recognized to date.

Minority Interest

Minority interest represents the Digene do Brasil LTDA minority stockholder’s share of the gains and losses of the subsidiary.

Revenue Recognition

The Company recognizes revenue in accordance with the provisions of Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”, whereby revenue is not recognized until it is realized or realizable and earned. Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed and determinable and collectibility is reasonably assured. Revenues from product sales are recognized upon delivery, which is usually upon shipment.

Product sales include the sales associated with the delivery of the Company’s proprietary instrument platforms for performing its diagnostic tests. In some cases, the Company has provided its instrumentation to customers without requiring them to purchase the equipment or enter into an equipment lease or rental contract. In these cases, the Company recovers the cost of providing the instrumentation in the amounts it charges for its diagnostic assays, generally under purchase and supply contracts with durations of three or more years.

The Company follows the provisions of Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF Issue No. 00-21”), for multiple element revenue arrangements. EITF Issue No. 00-21 provides guidance on how to determine when an arrangement that involves multiple revenue-generating activities or deliverables should be divided into separate units of accounting for revenue recognition purposes, and if this division is required, how the arrangement consideration should be allocated among the separate units of accounting. If the deliverables in a revenue arrangement constitute separate units of accounting according to the EITF Issue No. 00-21 separation criteria, the revenue-recognition policy must be determined for each identified unit. If the arrangement is a single unit of accounting, the revenue-recognition policy must be determined for the entire arrangement, and all non-refundable upfront license fees are deferred and recognized as revenues on a straight-line basis over the expected term of the Company’s continued involvement in the collaborations.

Other revenue consists of research and development contracts, equipment rental and the licensing of various technologies. Research and development revenue is recorded as earned based on the performance requirements of the contract. Revenue associated with performance milestones is recognized based upon the achievement of the milestones, as defined in the respective agreements. Revenue under research and development cost reimbursement contracts is recognized as the related costs are incurred.

Advance payments received in excess of amounts earned are classified as deferred revenue until earned.

Cost of Product Sales

Cost of product sales reflects the costs applicable to products delivered for which product sales revenue is recognized in accordance with the Company’s revenue recognition policy.

Shipping and Handling Costs

The Company’s shipping and handling costs, net of amounts billed to customers, are included in cost of product sales and totaled $1,832,000, $1,742,000 and $2,525,000 for the years ended June 30, 2005, 2006 and 2007, respectively.

Research and Development

The Company follows SFAS No. 2, “Accounting for Research and Development Costs” in classifying costs between cost of product sales and research and development costs. The Company expenses its research and development costs as incurred provided there is not an alternative future use. Research and development costs include salaries and related benefits, outside services, material and supplies and allocations of facility and support costs. The Company does not track separately the costs applicable to collaborative research revenue as there is not the distinction between the Company’s internal development activities and the development efforts made pursuant to agreements with third parties.

Selling and Marketing

In some cases, the Company has provided instrumentation to customers, to which the Company retains title without requiring customers to purchase the equipment or enter into an equipment lease or rental contract. The costs associated with these instruments are capitalized and charged to selling and marketing on a straight-line basis over the estimated useful life of the instrument, which ranges from three to five years. During the years ended June 30, 2005, 2006 and 2007, these costs were $2,829,000, $1,979,000 and $2,386,000 respectively. The costs to maintain these systems are charged to operations as incurred.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs amounted to approximately $4,434,000, $7,730,000 and $568,000 during the years ended June 30, 2005, 2006 and 2007, respectively.

Income Taxes

The Company provides for income taxes in accordance with the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recorded against the deferred tax asset when it is more likely than not that some or all of the deferred tax asset will not be realized.

Income tax expense related to earnings of consolidated subsidiaries located outside of the United States is provided at tax rates of the respective country in which the subsidiaries are located. The Company has not recorded deferred income taxes on the undistributed earnings of its foreign subsidiaries because the Company intends to indefinitely reinvest such earnings.

The Company reviews its deferred tax assets on a quarterly basis to determine if a valuation allowance is required, primarily based on recent historical financial trends and estimates of future taxable income. Changes in the Company’s assessment of the need for a valuation allowance could give rise to adjustments to the valuation allowance and an expense in the period of change.

Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, “Earnings Per Share.” SFAS No. 128 requires the Company to present basic and diluted income (loss) per share. The Company’s basic income (loss) per share is calculated by dividing the net income (loss) by the weighted average number of shares of Common Stock outstanding during all periods presented. The Company’s diluted income (loss) per share is calculated by dividing net income (loss) available to Common Stock holders by the weighted average number of common shares outstanding after giving effect to all potential common shares that were outstanding during the period. Potential common shares are not included in the computation of diluted earnings per share if they are antidilutive. The Company considers common shares equivalent from the exercise of stock options in the instance where the shares are dilutive to net income of the Company by application of the treasury stock method.

Comprehensive Income (Loss)

SFAS No. 130, “Reporting Comprehensive Income,” requires the presentation of comprehensive income or loss and its components as part of the consolidated financial statements. The Company’s comprehensive income (loss) includes net income (loss) as well as additional other comprehensive net income (loss). For the years ended June 30, 2005, 2006 and 2007 other comprehensive income (loss) included gains and losses on intercompany transactions with foreign subsidiaries considered long-term investments, translation gains and losses incurred when converting its subsidiaries’ financial statements from their functional currency to the U.S. dollar, and unrealized holding gains and losses on available-for-sale investments. The unrealized holding gains and losses on available-for-sale investments are reflected net of tax.

Stock-Based Compensation

Prior to July 1, 2005, the Company accounted for its stock-based compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“Opinion 25”), and related Interpretations, as permitted by Financial Accounting Standards Board (“FASB”) Statement No. 123, “Accounting for Stock-Based Compensation” (“Statement 123”). Effective July 1, 2005, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), “Share-Based Payment” (“Statement 123(R)”), using the modified-prospective-transition method.

The Company accounts for equity instruments issued to non-employees in accordance with Emerging Issues Task Force (“EITF”) 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods, or Services”. Accordingly, the estimated fair value of the equity instrument is recorded on the earlier of the performance commitment date or the date the services required are completed.

The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of Statement 123 to stock-based employee compensation. The reported and pro forma net income and net income per share for the year ended June 30, 2006 and 2007 are the same because stock-based compensation expense is calculated under the provisions of Statement 123(R). The amounts for the year ended June 30, 2006 and 2007 are included in the table below only to provide net loss and net loss per share for a comparative presentation to the previous fiscal years (in thousands, except for per share data):

	Year Ended June 30,
	2005	2006	2007
Net income (loss), as reported	$(8,167)	$8,439	$7,182
Add: Stock-based non-employee compensation expense (income) included in reported net income (loss), net of taxes	(54)	—	—
Deduct: Stock-based employee compensation expense as if Statement 123 had been applied to all grants	(19,298)	—	—

Pro forma net income (loss)	$(27,519)	$8,439	$7,182

Net income (loss) per share:
Basic – as reported	$(0.41)	$0.39	$0.30
Basic – pro forma	$(1.38)	—	—
Diluted – as reported	$(0.41)	$0.38	$0.29
Diluted – pro forma	$(1.38)	—	—

On March 7, 2005, the Compensation Committee (the Committee) of the Company’s Board of Directors approved the acceleration of vesting of “underwater” unvested stock options held by certain current employees, including executive officers. Stock options held by non-employee directors were not included in such acceleration. A stock option was considered “underwater” if the option exercise price was greater than or equal to $32.35 per share. As such, the Company fully vested options to purchase 622,202 shares of the Company’s Common Stock. The Company took this action primarily to avoid recognizing compensation cost in future financial statements when Statement 123(R) became effective, in the first quarter of the Company’s 2006 fiscal year.

For pro forma disclosure requirements set forth above under Statement 123, during the period ended June 30, 2005, the Company recognized $8.5 million of additional stock-based compensation for all options for which vesting was accelerated.

Pro forma information regarding net income (loss) and net income (loss) per share is required by Statement 123 and, in periods prior to July 1, 2005, had been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value of each option grant is estimated on the date of grant using a trinomial lattice option-pricing fair value model. The following weighted-average assumptions were used and a discussion of our methodology for developing each of the assumptions used in the valuation model follows:

	Year Ended June 30,
	2005	2006	2007
Dividend yield	0.00%	0.00%	0.00%
Expected volatility	76%	74%	55%
Risk-free interest rate	4.0%	4.2%	4.8%
Expected life of the option term (in years)	5.4	4.2	4.3
Forfeiture rate	5.4	5.7	6.5

Dividend Yield – The Company has never declared or paid dividends and has no plans to do so in the foreseeable future.

Expected Volatility – Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. Prior to July 1, 2006, the Company had used the historical volatility since its initial public offering to estimate expected volatility. Effective July 1, 2006 a blended volatility was utilized. Blended volatility combines both volatility measures and weighs both historical and expected volatilities to offer a more accurate depiction of future volatility for the Company’s specific facts and circumstances. Volatility has averaged 76%, with a high and low value of 81% and 53%, respectively.

Risk-Free Interest Rate – This is the U.S. Treasury rate for the week of each stock option grant during the quarter having a term that most closely resembles the expected life of the stock option.

Expected Life of the Stock Option Term – This is the period of time that the stock options granted are expected to remain unexercised. Stock options granted after September 20, 2005 have a maximum term of seven years. The Company estimates the expected life of the stock option term using a lattice model with inputs regarding estimated exercise behavior that are consistent with actual past behavior for similar stock options.

Forfeiture Rate – This is the estimated percentage of stock options granted and expected to be forfeited or canceled on an annual basis before becoming fully vested. The Company estimates the forfeiture rate based on past turnover data ranging anywhere from one to three years with further consideration given to the class of employees to whom the options were granted.

Prior to the adoption of Statement 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statement of Cash Flows. Statement 123(R) requires the cash flows resulting from the tax benefits generated from the tax deductions in excess of the compensation costs recognized for those options (excess tax benefits) to be classified as financing cash flows. The $3,733,000 and $4,026,000 excess tax benefit for the years ended June 30, 2006 and 2007, respectively, would have been classified as an operating cash flow if the Company had not adopted Statement 123(R).

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, Accounting for Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and requires that the Company recognize in the financial statements the impact of tax positions that are more likely than not to be sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of

FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company adopted FIN 48 effective July 1, 2007. The adoption of FIN 48 resulted in an increase to Retained Earnings of $947,000 at July 1, 2007.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“Statement 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is encouraged, provided that financial statements for that fiscal year have not yet been issued, including any financial statements for an interim period within that fiscal year. The Company expects to adopt Statement 157 during the quarter ending September 30, 2008. The Company is currently evaluating the impact Statement 157 may have on the Company’s consolidated financial statements.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“Statement 159”), which permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Statement 159 provides guidance on mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is encouraged, but should be made within 120 days after the beginning of the fiscal year of adoption, provided that financial statements for that fiscal year have not yet been issued, including any financial statements for an interim period within that fiscal year. The Company expects to adopt Statement 159 during the quarter ending September 30, 2008. The Company is currently evaluating the impact Statement 159 may have on the Company’s consolidated financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

3.	Other Balance Sheet Information

The following tables provide details of selected balance sheet items (in thousands):

Short-term Investments

	June 30, 2007
Available-for-Sale	Amortized Cost	Net Unrealized Gains	Estimated Fair Value
U.S. Treasury and agencies	$103,176	$8	$103,184
Corporate debt securities	54,214	56	54,270
Asset backed securities	1,600	2	1,602

Total Short-term investments	$158,990	$66	$159,056

	June 30, 2006
Available-for-Sale	Amortized Cost	Net Unrealized Losses	Estimated Fair Value
U.S. Treasury and agencies	$95,343	$(248)	$95,095
Corporate debt securities	20,202	(44)	20,158

Total Short-term investments	$115,545	$(292)	$115,253

SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” requires that available-for-sale securities be recorded at market value. The Company’s Short-term investments are recorded in the Consolidated Balance Sheets at fair value. At June 30, 2006 and 2007, the maturities of the short-term investments are all less than one year.

The Company’s gross proceeds from the sale of Short-term investments and the resulting realized gains and realized losses that have been included in its Consolidated Statement of Operations are as follows:

	Year Ended June 30,
	2005	2006	2007
Gross proceeds	$30,512	$350	$—
Realized gains	$3	—	—

In connection with the Company’s merger into QIAGEN, the Company liquidated the Short-term investment portfolio. Realized losses resulting from the sale of the securities was approximately $22,000.

Accounts Receivable

	June 30,
	2006	2007
Trade accounts receivable	$24,251	$33,674
Other	3,414	2,111

	$27,665	$35,785

Inventories

	June 30,
	2006	2007
Finished goods	$4,204	$5,360
Work in process	2,739	5,352
Raw materials	1,773	1,716

	8,716	12,428
Inventory reserve	(2,409)	(1,747)

	$6,307	$10,681

Property and Equipment

	June 30,
	2006	2007
Furniture, fixtures and office equipment	$4,779	$8,485
Machinery and equipment	5,700	8,010
Customer-use assets	11,707	15,086
Construction in-process	28,696	315
Building	—	33,200
Leasehold improvements	158	256

	51,040	65,352
Accumulated depreciation and amortization	(17,105)	(23,869)

	$33,935	$41,483

Customer-use assets represent the Company’s proprietary instrument platforms placed at customer sites, to which title and risk of loss is retained by the Company, for the customers’ use in performing the diagnostic tests sold by the Company.

At June 30, 2006 and 2007, the gross amount of assets recorded under capital lease obligations were $21.4 million and $33.5 million. Amortization of assets acquired under capital lease obligations of $1.2 million and $4.2 million is included within accumulated depreciation and amortization above for the years ended June 30, 2006 and 2007, respectively. For the years ended June 30, 2005, 2006 and 2007 depreciation and amortization expense totaled $4.5 million, $4.8 million and $7.1 million, respectively.

Intangible Assets

The Company’s intangible assets are carried at cost less accumulated amortization. In June 2006, the Company acquired a non-exclusive sublicense from Abbott Laboratories for a fee of $3.5 million. The asset acquired is being amortized on a straight-line basis over 7 years. As of June 30, 2007, the net book value of the license was approximately $3.0 million. Future amortization expense for the next five years is expected to approximate $500,000 per year. An additional fee of $5 million will be due upon the first commercial sale of a licensed product under the sublicense agreement.

Accounts Payable

	June 30,
	2006	2007
Accrued merger costs	$—	$15,334
Trade payables	7,329	9,927
Other	3,387	2,781

	$10,716	$28,042

Accrued merger costs include fees due to J.P. Morgan Securities Inc. associated with financial advisory services that related to the QIAGEN merger (see Note 13).

4.	Long-term Debt

The Company has an equipment loan facility of $1,000,000 from the State of Maryland to finance a portion of the costs of equipment installed at the Company’s facility in Gaithersburg, Maryland. The repayment of this loan is secured by a lien on property and equipment purchased using the proceeds from the loan facility. The loan bears interest at 1% per annum and the Company began making quarterly principal and interest payments in October 2002, with all unpaid principal and interest due by December 31, 2009.

In June 2002, in conjunction with the termination of Abbott Laboratories’ rights to distribute the Company’s HPV and chlamydia and gonorrhea products under a prior distribution agreement, the Company repurchased equipment it sold to Abbott Laboratories (“Abbott”). In order to satisfy this obligation, the Company issued a promissory note to Abbott for $4,033,904. The note bore interest at 7% per annum and the Company made quarterly installment payments of $336,159 which commenced on July 1, 2002. The Company paid off the note in its entirety on September 29, 2004.

At June 30, 2007, future minimum principal payments on the equipment loan facility are as follows (in thousands):

Fiscal	2008	119
	2009	120
	2010	210
	Thereafter	—

		$449

5.	Income Taxes

Significant components of the provision for (benefit from) income taxes attributable to operations consist of the following (in thousands):

	Year Ended June 30,
	2005	2006	2007
Current:
Federal	$—	$164	$6,973
State	—	18	481
Foreign	360	1,105	406

Total current	360	1,287	7,860
Deferred:
Federal	(2,636)	8,127	4,002
State	(297)	1,359	336
Foreign	—	—	—

Total deferred	(2,933)	9,486	4,338

Total provision for (benefit from) income taxes	$(2,573)	$10,773	$12,198

The Company recognized an income tax expense of approximately $12,198,000 for the year ended June 30, 2007 and an income tax expense of approximately $10,773,000 for the year ended June 30, 2006. For the year ended June 30, 2006, the Company released its full valuation allowance for the net operating loss carryforwards that are related to the exercise of stock options prior to the adoption of Statement 123(R). However, this release did not impact the Consolidated Statement of Operations, as discussed below.

The components of income (loss) from operations before income taxes are as follows (in thousands):

	Year Ended June 30,
	2005	2006	2007
United States	$(7,415)	$21,624	$20,906
Foreign	(3,325)	(2,412)	(1,526)

	$(10,740)	$19,212	$19,380

Items which caused recorded income taxes attributable to continuing operations to differ from taxes computed using the statutory federal income tax rate are as follows (in thousands):

	Year Ended June 30,
	2005	2006	2007
Tax (benefit) expense at statutory rates	$(3,759)	$6,724	$6,783
Effect of:
State income tax, net	(194)	584	857
Foreign tax	(279)	(257)	(247)
Tax rate adjustments	(1,831)	775	(41)
Net operating losses and tax credits	792	(141)	274
Nondeductible transaction costs	—	—	3,435
Permanent differences	751	1,112	776
Change in valuation allowance	1,947	1,976	361

Provision for (benefit from) income taxes	$(2,573)	$10,773	$12,198

For the year ended June 30, 2007, and June 30, 2006, the Company recognized approximately $4,345,000 and $6,074,000 foreign pre-tax losses, respectively, from its European operations that did not generate an income tax benefit due to full valuation allowances recorded against certain foreign deferred tax assets. The fiscal 2007 tax rate adjustment reflects increases, as compared to fiscal 2006, in U.S. state gross income tax rate from 3.75% to 3.94%. Fiscal 2007 foreign net operating losses and tax credits reflect impact of both expired and newly created U.S. research tax credits as well as other newly created U.S. income tax credits. Fiscal 2006 net operating losses and tax credits reflect the impact of expired U.S. net operating losses as well as both expired and newly created U.S. research tax credits.

The Company’s net deferred tax assets are as follows (in thousands):

	June 30,
	2006	2007
Net operating loss carryforwards	$13,910	$13,044
Research and development credits	3,101	3,862
Fixed assets and intangibles	2,399	2,870
Reserves	2,261	3,078
Other tax credit	369	537
Deferred equity compensation	1,449	1,896
Other	1,879	3,319

Deferred tax assets	25,368	28,606
Valuation allowance	(10,345)	(11,218)

	$15,023	$17,388

At June 30, 2007, the Company had U.S. tax net operating loss carryforwards of approximately $12,491,000 and foreign tax net operating loss carryforwards of approximately $25,332,000. At June 30, 2007, the Company also had U.S. research tax credit carryforwards of approximately $3,862,000. The Company’s U.S. net operating loss carryforwards and research tax credits expire, if unused, in various years from fiscal 2008 through 2027. Depending on the applicable foreign tax jurisdiction, the Company’s foreign net operating loss carryforwards expire in certain jurisdictions, if unused, in various years starting in 2012; in several foreign tax jurisdictions some or all of the Company’s foreign net operating losses can be carried forward indefinitely under current local tax law.

During the year ended June 30, 2006, the Company released its full valuation allowance for the U.S. net operating loss carryforwards created by the exercise of stock options prior to the adoption of Statement 123(R). Although these net operating loss carryforwards are reflected in total U.S. net operating tax loss carryforwards, pursuant to Statement 123(R), deferred tax assets associated with these deduction are only recognized to the extent that they reduce taxes payable. Further, these recognized deductions are treated as direct increases to stockholders’ equity and as a result do not impact the Consolidated Statement of Operations. To the extent stock-option related deductions are not recognized pursuant to Statement 123(R), the unrecognized benefit is not reflected on the Consolidated Balance Sheet. Accordingly, the unrecognized benefit from stock-option related net operating loss carryforwards of $26,967,000 as of June 30, 2007, is potentially available for utilization in future years.

Realization of total deferred tax assets is contingent upon the generation of future taxable income. Due to the uncertainty of realization of certain tax benefits, the Company has retained a portion of the valuation allowance for U.S. research tax credits that are expected to expire unused. The Company has also recorded a full valuation allowance for its foreign net operating losses. A significant portion of the remaining valuation allowance related to foreign net operating loss carryforwards and tax research credits, if released, will impact the Consolidated Statement of Operations.

The timing and manner in which U.S. net operating loss and tax credit carryforwards may be utilized may be limited where an ownership change as defined under Section 382 of the Internal Revenue Code has occurred. In 1991, the Company experienced a change in ownership as defined under Section 382 of the Internal Revenue Code, which caused the utilization of pre-change losses and credits to be limited. In fiscal 2005, all remaining 1991 pre-change losses and credits expired unused.

6.	Public Offering of Common Stock

On November 15, 2005, the Company and Armonk Partners (the “Selling Stockholder”) a significant stockholder, entered into an Underwriting Agreement with J.P. Morgan Securities Inc., as representative of the underwriters identified therein (the “Underwriting Agreement”) with respect to the sale of up to 2,000,000 shares of Common Stock by the Company and up to 1,000,000 shares of Common Stock by the Selling Stockholder. The Underwriting Agreement granted an option to the underwriters to purchase up to an additional 450,000 shares of Common Stock (300,000 shares by the Company and 150,000 shares by the Selling Stockholder) to cover over-allotments, if any. The public offering, pursuant to the Company’s effective shelf registration statement, closed on November 18, 2005 with the sale of all initially offered shares of Common Stock. On December 14, 2005, the sale of the shares subject to the over-allotment option was closed following the exercise in full by the underwriters of the over-allotment option. The Company’s net proceeds from the public offering were approximately $60,079,000 after expenses of approximately $457,000 and underwriters’ commissions.

7.	Stockholders’ Equity

Common Stock

The following table presents the calculation of basic and diluted net income (loss) per share (in thousands, except for per share data):

	Year Ended June 30,
	2005	2006	2007
Numerator:
Net income (loss)	$(8,167)	$8,439	$7,182

Denominator:
Weighted average shares outstanding—Basic	19,965	21,769	23,950
Dilutive securities—stock options and restricted stock units	—	446	513

Weighted average shares outstanding—Diluted	19,965	22,215	24,463

Basic net income (loss) per share	$(0.41)	$0.39	$0.30

Diluted net income (loss) per share	$(0.41)	$0.38	$0.29

For the periods ended June 30, 2006 and 2007, outstanding stock options to purchase approximately 519,000 and 329,000 shares, respectively, of Common Stock were not included in the computation of diluted net income per share because their effect would have been antidilutive since the exercise prices of such stock options were greater than the average share price of the Company’s stock for the applicable period. None of the stock options outstanding for the period ended June 30, 2005 were included in the computation of diluted net loss per share because the effect would have been antidilutive.

Stock-Based Compensation

Under the modified-prospective-transition method, compensation cost recognized in the period ended June 30, 2007 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to July 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated. As a result of adopting Statement 123(R) on July 1, 2005, the compensation cost that has been charged against income for those plans was $5,681,000 and $7,162,000 for the periods ended June 30, 2006 and 2007, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $3,186,000 and $4,508,000 for the periods ended June 30, 2006 and 2007, respectively. The compensation costs charged against income is as follows (in thousands):

	Fiscal
	2006	2007
Cost of product sales	$620	$501
Research and development	435	690
Selling and marketing	1,470	2,087
General and administrative	3,156	3,884

	$5,681	$7,162

The following table presents the calculation of stock-based compensation (in thousands):

	Year Ended June 30,
	2005	2006	2007
Intrinsic value of stock options exercised	$1,660	$17,576	$30,616
Fair value of equity awards vested	$28,371	$6,557	$5,698
Weighted-average fair values of equity awards granted	$17.81	$21.13	$24.98

There were 1,833,000 equity awards outstanding at June 30, 2007. These equity awards had a weighted-average exercise price of $28.86, an intrinsic value of approximately $57,141,000 and a weighted-average life of 5.8 years. There were 1,182,000 fully vested equity awards exercisable at June 30, 2007. These equity awards had a weighted-average exercise price of $30.92, an intrinsic value of approximately $34,431,000 and a weighted-average life of 5.4 years.

During the first quarter of fiscal 2007, the Company issued performance shares awards to certain employees which could result in the issuance of up to 37,370 shares of Common Stock if identified performance objectives are achieved at designated target levels. During the second quarter of fiscal 2007, the Company issued performance shares awards to certain employees which could result in the issuance of up to 6,878 shares of Common Stock if identified performance objectives are achieved at designated target levels. Under the terms of the grants, the actual number of shares of common stock that may be issued upon the vesting and earning of such performance shares awards may be reduced to zero or increased to as much as 200%, depending on achievement of established three-year revenue and earnings performance objectives. In addition, each recipient of these performance shares awards must continue to be employed or maintain the role as a director of the Company at the end of the three-year performance period following the date of grant. Performance shares awards made to the Company’s new Chief Executive Officer in December 2006 will vest in increments over three years and be subject to meeting performance objectives established by the Board of Directors.

During the second quarter of fiscal 2007, the Company issued 39,606 restricted stock units to certain employees and 4,735 restricted stock units to directors of the Company.

Modification of share-based awards

On May 30, 2007, the Compensation Committee approved amendments to the terms of outstanding restricted stock unit awards and performance shares awards made to executive officers and other employees during the Company’s fiscal years 2005, 2006, or 2007 pursuant to the terms of the Company’s 1999 Incentive Plan. With respect to performance shares awards made to the Company’s new Chief Executive Officer, the amendment provides that the aggregate unvested shares will vest in full if employment with the Company is terminated without cause, or terminated by him for “good reason” in the two years following a change in control event. For other executive officers of the Company, the amendments have the following effects:

•

Performance Shares Awards (“PSAs”): The vesting of all outstanding PSAs will accelerate upon a “double trigger” event as described above. For executive officers with Change in Control Employment Agreements with the Company, the time period for termination protection is two years following the change in control, and both the termination without cause and termination for good reason provisions of the Change in Control Employment Agreements would trigger the acceleration of the outstanding PSAs. For other executive officers without Change in Control Employment Agreements, the period for termination protection is one year following the change in control and the termination trigger would be a termination without cause by the surviving company. The Committee will determine the degree of vesting at the time of the consummation of a change in control event.

•

Restricted Stock Units (RSUs): The vesting schedule for all RSUs held by executive officers of the Company would be accelerated 100% upon a termination without cause or for good reason within two years after the consummation of a change in control transaction.

As a result of this modification, the Company recorded approximately $555,000 of additional compensation expense for awards that were fully vested at May 30, 2007. The remaining unrecognized compensation expense attributed to the modification of approximately $1.8 million will be recognized over a period of approximately 1.5 years.

In August 2006, the Company entered into a severance agreement with an executive officer. Under the agreement, the exercise periods for 250,425 stock options that had vested through October 31, 2006 were extended through October 31, 2007. In October 2006, the Compensation Committee also accelerated the vesting of 2,315 performance shares on October 31, 2006, which represented a portion of a performance shares award made to the executive officer in July 2005. The increase in compensation expense resulting from this agreement was approximately $386,000.

Stock Compensation Plans

In March 1996, the Company adopted the Digene Corporation Omnibus Plan (the “Omnibus Plan”). Pursuant to the Omnibus Plan, officers or other employees of the Company could receive options to purchase Common Stock and other awards as contemplated by the Omnibus Plan. The Omnibus Plan is administered by the Compensation Committee. A maximum of 2,000,000 shares have been authorized to cover grants and awards under the Omnibus Plan. The ability to make additional grants and awards under the Omnibus Plan expired on March 26, 2006.

In October 1996, the Company adopted the Digene Corporation Directors’ Stock Option Plan (the “Directors’ Plan”). Pursuant to the Directors’ Plan, directors of the Company may receive options to purchase Common Stock. The Directors’ Plan is administered by the Board of Directors. In October 2005, the Directors’ Plan was amended and restated to change the name of the Directors’ Plan to the Directors’ Equity Compensation Plan, to add restricted stock units and restricted stock to the types of awards which can be made pursuant to the Directors’ Plan, to provide for the automatic grant, on an annual basis, of options to purchase 5,000 shares of our Common Stock and restricted stock units with a fair market value of $45,000 to each non-employee director continuing to serve as a director of the Company, and to extend the termination date of the Directors’ Plan to October 2015. A maximum of 600,000 shares have been authorized to cover grants and awards under the Directors’ Plan.

In September 1997, the Company adopted the Digene Corporation 1997 Stock Option Plan (the “1997 Stock Option Plan”). Pursuant to the 1997 Stock Option Plan, consultants and other non-employees of the Company may receive options to purchase Common Stock. The 1997 Stock Option Plan is administered by the Compensation Committee. A maximum of 500,000 shares have been authorized to cover grants and awards under the 1997 Stock Option Plan. The ability to make additional grants under the 1997 Stock Option Plan will expire with the termination of the term of the 1997 Stock Option Plan on September 9, 2007.

In October 1999, the Company adopted the Digene 1999 Incentive Plan (the “1999 Plan”). Pursuant to the 1999 Plan, employees of the Company may receive options to purchase Common Stock and other Common Stock awards. The 1999 Plan is administered by the Compensation Committee. In October 2005, the 1999 Plan was amended and restated to provide that any grant of performance shares, restricted stock units or unrestricted stock awards under the 1999 Plan on or after October 26, 2005 will be counted against the 1999 Plan’s share reserve as two shares for every one share subject to such award and to extend, at the sole discretion of the Compensation Committee, the period during which vested non-qualified stock options may be exercised following an optionee’s termination of employment if the optionee is engaged as a consultant by the Company following his or her termination but not for more than twelve months following such termination or, if shorter, the period prescribed by Section 409A of the Internal Revenue Code. A maximum of 5,600,000 shares have been authorized to cover grants and awards under the 1999 Plan.

As of June 30, 2007, 1,390,885 shares were available for grants or awards under the Directors’ Plan, the 1997 Stock Option Plan and the 1999 Plan. Of these, 1,085,721 shares are available for grants or awards to officers and employees under the 1999 Plan.

After September 20, 2005, the terms of stock options granted under the Directors’ Plan and the 1999 Plan may not exceed seven years. Previously, the terms of all stock options granted were not to exceed ten years. The exercise price of stock options granted, as determined by the Compensation Committee, is the fair market value of Common Stock on the date of grant, calculated in accordance with the applicable plan definition.

Stock option award activity for the year ended June 30, 2007 is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	2,856,505	$26.01
Granted	457,075	$34.10
Exercised	(1,331,183)	$24.86
Canceled or expired	(149,012)	$26.42

Outstanding at end of year	1,833,385	$28.86

Exercisable at year-end	1,182,167	$30.92

The unrecognized share based compensation expense related to employee stock option awards is approximately $4.5 million and will be recognized over a weighted average period of approximately 2.35 years.

Restricted stock units vest ratably on each anniversary date over three years or cliff vest over one, three or four years subsequent to grant.

Summarized information related to the Company’s restricted stock units and performance share awards activity as of June 30, 2007 is as follows:

	Shares	Weighted- Average Grant-Date Fair Value
Nonvested at beginning of year	155,902	$32.02
Granted (1)	110,450	$45.82
Vested	(26,541)	$31.81
Forfeited	(25,524)	$34.73

Nonvested at end of year	214,287	$38.70

(1)	For the year ended June 30, 2007, the number of shares granted includes performance shares awarded at the 100% performance level, or 44,248.

The unrecognized share based compensation expense related to nonvested stock is approximately $6.1million and will be recognized over a weighted average period of approximately 1.77 years.

The Company issued 25,000 stock options to a non-employee during the year ended June 30, 2003. These stock options had a vesting period of 30 months. The fair value of these stock options was recorded as deferred compensation and was amortized over the performance period. Under variable plan accounting, the value of the unvested stock options was re-measured and recognized in operations at each reporting date until fully vested.

8.	Commitments and Contingencies

Lease Commitments

The Company leases a facility in Gaithersburg, Maryland, comprising a total of 111,000 square feet for its corporate headquarters and manufacturing operations pursuant to a Lease Agreement dated March 2, 1998 between Digene and ARE-Metropolitan Grove I, LLC, as landlord (the “Landlord”), as amended (the “Lease”). On November 15, 2005, the Company executed the Fourth Amendment to the Lease (the “Amendment”). The Amendment provides for the Company to expand the rented premises to 143,585 rentable square feet. The additional space is being used for manufacturing and research and development. Under the Amendment, both the Company and the Landlord contributed financing to fund the expansion construction and outfitting. Construction was substantially completed in September 2006. In addition, the initial term of the Lease was extended ten years beyond the earlier of substantial completion of the expansion work or September 20, 2006.

Prior to the execution of the Amendment, the Company has historically accounted for the Lease as an operating lease. Under the Amendment, the Company was responsible for a portion of the construction costs and was deemed to be the owner of the Gaithersburg facility for accounting purposes during the construction period under EITF 97-10, “The Effect of Lessee Involvement in Asset Construction.” During the quarter ended December 31, 2005, upon execution of the Amendment, the Company capitalized $21.4 million to record the estimated fair value of the facility on its books with a related lease obligation of approximately $23.6 million. The portion of the Lease related to ground rent is accounted for as an operating lease. Amounts paid by the Company during the construction period were recorded as construction in progress. Upon completion of construction, the Lease did not qualify for sale-leaseback treatment in accordance with SFAS No. 98, “Accounting for Leases.” Accordingly, the facility was reclassified from construction in-process to building. In addition, amounts paid for the expansion by the Landlord increased the lease obligation as the project was funded. This change in accounting treatment has no impact on the Company’s cash flow or total expense over the Lease term; however, it results in the acceleration of expense from the latter years of the Lease to the earlier years of the Lease. The impact of this acceleration on fiscal 2006 pre-tax earnings was approximately $700,000.

The Company also leases office and sales operations facilities in the United Kingdom, Germany, Switzerland, France, Brazil, and Italy, which leases run in length from one year to ten years. The Company leases office and sales operations facilities in Spain, which runs month-to-month. The Company also utilizes dedicated space in a third-party warehouse facility in Germany to support its European operations. Future minimum rental commitments under these operating lease agreements and other lease agreements, including the agreements mentioned above, are as follows (in thousands):

	Capital	Operating
Years ending June 30,
2008	$3,265	$619
2009	3,297	552
2010	3,296	482
2011	3,366	384
2012	3,437	308
Thereafter	15,131	186

Total minimum lease payments	31,792	$2,531

Less: amount representing interest	(8,030)

Present value of minimum lease payments	23,837
Less: current portion of capital lease obligations	(1,776)

Long-term portion	$21,986

Rent expense under these leases was $4,040,000, $1,998,000 and 2,135,000 for the years ended June 30, 2005, 2006 and 2007, respectively.

Royalty and Technology Expenses

The Company’s access to various probes, diagnostic techniques and a key product component were acquired under agreements requiring the Company to pay future royalties on future net sales on certain products. For the years ended June 30, 2005, 2006 and 2007, total royalties amounted to $5,394,000, $7,572,000 and $10,538,000 respectively.

In March 2002, the Company filed an action for declaratory judgment against Enzo Biochem, Inc. after receiving notification that the Company had allegedly infringed one of Enzo’s patents. Enzo Diagnostics, Inc. subsequently filed a complaint for patent infringement against the Company. On October 13, 2004, the Company executed a Settlement and License Agreement with Enzo Biochem, Inc. and its subsidiary Enzo Life Sciences, Inc. (formerly known as Enzo Diagnostics, Inc.) (collectively, “Enzo”), to settle patent litigation claims then pending in the United States District Court for the District of Delaware.

Under the Settlement and License Agreement (the “Enzo Agreement”), Digene received an irrevocable, non-exclusive, royalty-bearing worldwide license under identified Enzo patents. In October 2004, Digene made an initial payment to Enzo of $16.0 million, of which $2.0 million was used to offset future royalty payments under the terms of the Enzo Agreement, resulting in $14.0 million in patent litigation settlement expense. Digene pays Enzo royalties on future net sales of products covered by the license grant, which royalties were at least $2.5 million for the first annual period, beginning October 1, 2004 and ending September 30, 2005, and will be at least $3.5 million for each of the next four annual periods under the Enzo Agreement. Digene is obligated to make such guaranteed minimum payments in the first five annual periods. Digene’s obligation to make royalty payments will end on April 24, 2018, unless earlier terminated in accordance with the terms of the Enzo Agreement.

In July 2001, Institut Pasteur notified the Company that Institut Pasteur was granted a new U.S. patent concerning the HBV genome and requested information from Digene regarding products that may use the technology described in such new patent. On January 4, 2005, the Company made a payment for additional royalty and technology expense of $750,000, which was accrued at September 30, 2004, relating to terms agreed to on October 14, 2004 with Institut Pasteur with respect to a non-exclusive license to Institut Pasteur’s intellectual property concerning the HBV genome.

Through a license with Georgetown University (“Georgetown”), the Company obtained exclusive, worldwide rights to a United States patent application (subsequently issued) and corresponding foreign patents and patent applications relating to HPV type 52 and to a United States patent and corresponding foreign patents relating to the use of the L1 gene sequence to detect specific human papillomavirus types (the “Georgetown patents”). On July 12, 2005, the Company executed a Settlement and License Agreement with Georgetown (the “Georgetown Agreement”) to settle litigation then pending in the United States District Court for the District of Columbia related to such license. Under the Georgetown Agreement, the Company received irrevocable, worldwide, exclusive, royalty-bearing licenses with the right to grant sublicenses under the Georgetown patents. Additionally, the Georgetown Agreement contained a mutual release for all past claims. As of June 30, 2005, the Company recorded its $7.5 million obligation to Georgetown under the Georgetown Agreement and made payments related to such obligation of $3.75 million in July 2005 and October 2005. The Company also pays Georgetown royalties on future net sales of products covered by the license grant. The Company is obligated to make royalty payments on one Georgetown patent through October 15, 2008 and the other Georgetown patent through July 1, 2014, unless earlier terminated in accordance with the terms of the Georgetown Agreement.

At June 30, 2007, the Company had commitments to purchase certain products, and for future minimum guaranteed royalties. They are as follows:

	Purchase Commitments	Royalty Commitments
Years ending June 30,
2008	$475	$1,618
2009	—	3,500
2010	—	3,500

Total minimum payments	$475	$8,618

Employment Agreements

Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined, or if the executive is terminated for reasons other than cause, as defined in those agreements. At June 30, 2007, the commitment under these agreements totaled approximately $6.7 million.

Contingencies

The Company is involved in various claims and legal proceedings of a nature considered normal to its business including protection of its owned and licensed intellectual property. The Company records accruals for such contingencies when it is probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted periodically as assessments change or additional information becomes available. The Company does not anticipate that any material financial liability will result from the defense of any litigation in which the Company is currently involved.

Digene Corporation v. Third Wave Technologies, Inc.

On January 11, 2007, Digene filed a patent infringement action against Third Wave Technologies, Inc. (“Third Wave”) in the United States District Court for the Western District of Wisconsin. In this action, Digene alleges that Third Wave is infringing one or more claims of United States Patent No. 5,643,715 (“the ‘715 patent”), of which Digene is the exclusive licensee. On February 28, 2007, Third Wave filed an answer to Digene’s complaint, in which Third Wave denied infringing the claims of the ‘715 patent. Third Wave further asserted counterclaims against Digene alleging violations of federal antitrust laws pursuant to Sections 1 and 2 of the Sherman Act, the Clayton Act, and the Robinson-Patman Act. In response, on April 5, 2007, Digene filed a reply denying all of Third Wave’s counter claims. A claim construction hearing was held on June 22, 2007 and the court issued two opinions construing the asserted claims. In light of the court’s construction of the claims at issue, Digene believes that it cannot meaningfully pursue its infringement action against Third Wave at the district court level. On October 19, 2007, Digene filed a motion seeking to certify a judgment of non-infringement as final, so that the judgment may be immediately appealed. In addition, Digene also filed a Motion for Summary Judgment, seeking judgment against Third Wave’s antitrust claims. Neither motion has been decided. A trial on the merits is scheduled for February 2008. Digene intends to vigorously defend itself against Third Wave’s counterclaims.

Digene Corporation v. Ventana Medical Systems, Inc. and Beckman Coulter, Inc.

On November 19, 2001, Digene filed a patent infringement action against Ventana Medical Systems, Inc. (“Ventana”) in the United States District Court for the District of Delaware. Digene alleges that Ventana is infringing one or more claims of United States Patent No. 4,849,331 (“the ‘331patent”) and United States Patent No. 4,849,332 (“the ‘332 patent”). On September 25, 2002, Ventana publicly announced the acquisition of Beckman Coulter, Inc.’s (“Beckman”) human papilloma virus business. On October 18, 2002, Digene filed a motion to add Beckman as a co-defendant in the infringement action, and on December 10, 2002, the court granted the motion. Subsequently, Beckman filed a motion seeking to compel arbitration, which motion was granted. As a matter of judicial economy, the court stayed the proceedings against Ventana pending the outcome of the arbitration between Digene and Beckman. On July 27, 2006, an American Arbitration Association (“AAA”) panel upheld Digene’s contractual rights relating to various HPV materials and intellectual property. The AAA panel further found that Beckman’s sale of certain HPV materials and its attempted assignment of certain HPV patent rights to Ventana was impermissible. On August 10, 2006, Digene filed a motion to lift the stay of the proceedings against Ventana. The Court granted this motion on August 15, 2006. On August 26, 2006, Digene filed a motion for preliminary injunction to enjoin Ventana from making, using, offering for sale, selling, licensing or otherwise distributing products which infringe the claims of the ‘332 patent. A hearing on Digene’s motion for preliminary injunction was held on February 22, 2007, and on May 9, 2007, that motion was denied. The court, however, noted that there remains a substantial question as to whether Ventana has a license from Beckman to the relevant HPV patents. On June 12, 2007, the court dismissed Beckman from Digene’s patent infringement action against Ventana. Despite the fact that the patents at issue in this litigation expired in May and June 2007, the patent infringement litigation against Ventana is continuing, and trial has been set to begin on December 17, 2007.

On October 15, 2007 the parties filed a stipulation of partial dismissal as to Counts III, V, VI, and VII of the Second Amended Complaint. The court entered the order on the same date. The litigation with Ventana is now solely based upon patent infringement of Digene’s 331 and 332 patents (HPV 35). The parties also served their opening expert reports on infringement and invalidity on October 12, 2007; the damages expert report was served October 19, 2007 and responsive/rebuttal reports are due on November 4, 2007 for infringement/invalidity and on November 14, 2007 for damages. Expert discovery and depositions will commence with in the next month prior to trial. Currently, the parties are preparing the joint Pre-Trial Order which is due on November 20, 2007, and corporate depositions pursuant to Civil Rule 30(b)(6) are ongoing. Trial is scheduled for December 17 through 21, 2007 in Wilmington, Delaware. Digene intends to vigorously pursue this case.

Digene Corporation v. F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc.

There is a pending arbitration filed by Digene against F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc. (collectively “Roche”) in December of 2006 for breach of contract of a 1990 Cross License Agreement between Digene and Roche for rights to certain HPV patents. It is believed that Roche has breached this license agreement by entering into an alleged Supply and Purchase Agreement with Gen-Probe, Inc. (“Gen-Probe”) in violation of the terms of the Cross License Agreement which has a prohibition against further sublicensing. On July 13, 2007, the arbitration Panel granted Gen-Probe’s request to intervene as a respondent in the arbitration. On August 27, 2007, Digene filed its First Amended Demand for Arbitration to include claims against both Roche and Gen-Probe. Thereafter, on September 6, 2007 both Roche and Gen-Probe filed their Statement of Defense denying the allegations and asserting counterclaims against Digene. Roche alleges that Digene interfered with its business relations and violated Digene’s duties of good faith and fair dealing owed to Roche under the license agreement by bringing this lawsuit. Digene has denied Roche’s claims while asserting Roche’s counterclaims fail to state a cause of action. Gen-Probe contends that its Purchase and Supply Agreement with Roche is not made invalid by the prohibition on sublicenses contained in the Digene/Roche Cross License Agreement.

On October 13, 2007, Roche and Gen-Probe filed a Motion for Summary Judgment (the “Motion”) alleging that the Purchase and Supply Agreement with Roche does not violate the CLA and that they are entitled to judgment as a matter of law. To date, the parties have served limited discovery (requests for documents). Digene’s response to the Motion is due on November 30, 2007. A hearing for the Motion is set for January 17, 2008 in New York. The trial before the Panel is scheduled for October 27, 2008 to November 14, 2008. Digene intends to vigorously pursue this case.

9.	Warranties

Estimated standard warranty costs are recorded in the period in which the related product sales occur. The Company provides a reserve for future warranty costs and recognizes this reserve over one year, which is the standard warranty period for a majority of its system components. The warranty liability recorded at each balance sheet date reflects the estimated number of months of warranty coverage outstanding for products delivered times the average of historical monthly warranty payments, as well as additional amounts for certain major warranty issues that exceed a normal claims level. Changes in the Company’s standard warranty reserve are as follows (in thousands):

	For the Year Ended June 30,
	2006	2007
Balance, beginning of period	$1,137	$1,503
Warranties issued during the period	3,007	4,062
Changes in liability for pre-existing warranties during the period	(2,641)	(3,601)
Change in estimate of liability	—	(1,887)

Balance, end of period	$1,503	$77

The Company also offers its customers extended warranties on its equipment. The revenue from these extended warranties is deferred and is recognized evenly over the period of the extended warranty. The change in estimate in 2007 results from a change in the Company’s business strategy. For the year ended June 30, 2007, the effect on income from continuing operations was an increase of approximately $1.9 million, an increase to net income of approximately $1.1 million and an increase to basic and diluted earnings per share of approximately $0.08.

10.	Retirement Plan

The Company sponsors a 401(k) Profit Sharing Plan (the “Plan”), which covers all employees. Employees may contribute to the Plan beginning the first of the month after hire. The Plan stipulates that employees may elect an amount up to 100% of their total compensation to contribute to the Plan. Employee contributions are subject to Internal Revenue Service limitations. It is recommended that elective deferral contributions not exceed between 80% and 90% of eligible pay to allow for withholding of Social Security, Federal and state taxes. This maximum deferral percentage will also allow for employer contributions, if any. All employees who have completed 1,000 hours of service during the plan year and are employed by the Company on the last day of the plan year are eligible to share in discretionary Company contributions. Employees vest in such discretionary employer contributions over five years. In January 2006 and 2007, the Company contributed approximately $157,000 and $487,000, respectively, to the Plan relating to the calendar year 2005 and 2006 employee contributions. As of June 30, 2006 and 2007, the Company recorded an accrual of approximately $160,000 and $412,000, respectively, for contributions to be made in the next fiscal year.

11.	Significant Customers and Geographic Information

For the year ended June 30, 2005, two customers generated 20% and 12% of total revenue, respectively. For the year ended June 30, 2006, two customers generated 24% and 13% of total revenue, respectively. For the year ended June 30, 2007, two customers generated 30% and 17% of total revenue, respectively. As of June 30, 2006 and 2007, the Company recorded receivable balances of approximately $9,335,000 and $9,922,000 respectively, from these customers.

The Company operates one business segment that develops, manufactures and markets proprietary gene-based tests for the detection, screening and monitoring of human diseases. Worldwide operations are summarized by geographic region in the following table (in thousands):

	2005		2006		2007
	Assets	Revenues	Assets	Revenues	Assets	Revenues
North America	$92,683	$88,577	$217,137	$123,116	$303,805	$168,632
Europe	12,690	18,222	13,348	19,383	15,196	25,787
Latin America	1,464	3,973	1,401	4,681	1,807	5,134
Pacific Rim	8	4,370	—	5,708	—	5,068

	$106,845	$115,142	$231,886	$152,888	$320,808	$204,621

12.	Quarterly Results of Operations (Unaudited)

The following is a summary of quarterly results of operations for the fiscal quarters (in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2007
Revenues	$46,141	$49,151	$52,523	$56,806
Net income	$5,141	$6,089	$5,333	$(9,380)
Basic net income per share	$0.22	$0.26	$0.22	$(0.38)
Diluted net income per share	$0.22	$0.25	$0.22	$(0.38)

2006
Revenues	$33,352	$37,093	$39,130	$43,311
Net income	$1,318	$3,006	$1,105	$3,010
Basic net income per share	$0.07	$0.14	$0.05	$0.13
Diluted net income per share	$0.06	$0.14	$0.05	$0.13

The sum of basic and diluted net income per share for the four quarters in each of fiscal 2007 and 2006 may not equal basic and diluted net income per share for the year due to the changes in the number of weighted-average shares outstanding during the year.

In the fourth quarter of fiscal 2007, approximately $19.2 million of additional costs were incurred as a result of the Merger.

13.	Subsequent Events

On July 30, 2007, the Company merged with and into Energy Merger Sub, Inc., a wholly owned subsidiary of QIAGEN N.V. The transaction completed the acquisition of the Company by QIAGEN, pursuant to the Agreement and Plan of Merger, dated as of June 3, 2007 (the “Merger Agreement”), by and between QIAGEN, QIAGEN North American Holdings, Inc., QIAGEN MERGER SUB, LLC and the Company. In the Merger, each outstanding share of the Company’s Common Stock has been converted into the right to receive, at the Company’s stockholder’s election either (1) $61.25 in cash or (2) 3.545 QIAGEN common shares, subject to pro-ration so that the total consideration issued for the Company’s common stock consists of 55% cash and 45% QIAGEN common shares. As a result of the Merger, QIAGEN has acquired the business and assets of the Company. As a result of the Merger, approximately $19.2 million of costs were incurred in fiscal 2007.

On July 26, 2007, as a result of the Change in Control approximately $4.5 million of stock compensation costs were incurred related to the acceleration of nonvested equity. Net of $17.5 million in cash acquired, the aggregate purchase consideration amounted to approximately $1.5 billion and consisted of approximately $855.1 million in cash, including direct acquisition costs of approximately $18.5 million, 39.6 million common shares of QIAGEN stock valued at $636.0 million and $33.2 million in exchanged equity awards.

Exhibit 99.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-7166, 333-107491, 333-12372, 333-127393 and 333-145171) pertaining to the QIAGEN N.V. 1996 Employee, Director and Consultant Stock Option Plan, the QIAGEN N.V. Amended and Restated 2005 Stock Plan, the Digene Corporation Amended and Restated Equity Incentive Plan, the Digene Corporation Amended and Restated Omnibus Plan and the Digene Corporation Amended and Restated 1997 Stock Option Plan of our report dated November 20, 2007, with respect to the consolidated financial statements of Digene Corporation included in this Form 6-K.

/s/ Ernst & Young LLP

McLean, Virginia

September 18, 2009